Board of Governors of the Federal Reserve System	OMB Number 7100-0224	Approval expires February 28, 2026
Federal Deposit Insurance Corporation	OMB Number 3064-0093	Approval expires March 31, 2025
Office of the Comptroller of the Currency	OMB Number 1557-0184	Approval expires August 31, 2025
Securities and Exchange Commission	OMB Number 3235-0083	Approval expires September 30, 2025

Board of Governors of the Federal Reserve System

   

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Activities Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

Apr 11, 2024

REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):

    A. ☐ Comptroller of the Currency

    B. ☒ Board of Governors of the Federal Reserve System

    C. ☐ Federal Deposit Insurance Corporation

    D. ☐ Securities and Exchange Commission

2. Conducts business as:

    A. ☐ Government Securities Broker

    B. ☐ Government Securities Dealer

    C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

    A. ☐ Notice

    B. ☒ Amendment

24007880

4. A. Full name of the financial institution Bank of New York Mellon

    B. Address of principal office of financial institution:

    240 Greenwich Street
    Address
    New York   NY   10286
    City   State   Zip Code

    C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

    _____
    Address
    _____
    City   State   Zip Code

    D. Mailing address if different from (B) or (C):

    _____
    Address
    _____
    City   State   Zip Code

    E. Name, title, and telephone number of contact person with respect to this notice:

    Rosemary Francavilla   Senior Vice President   212-815-4596
    Name   Title   Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

    (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
1 Canada Square	London			London, England E15 5AL / Government Securities
Friedrich Ebert Anlage 49	Frankfurt			Germany 60327 / Government Securities (occasional back-up for London branch only)

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

This G-FIN amendment is being filed to add Bianca Lucy Gould as a Supervisor. There are other existing supervisors - they are listed on the attached list.

Full Name

Gould / Bianca / Lucy	Managing Director
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title
Last / First / Middle	Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes   B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

Rosemary Francavilla
Name (First, Middle, Last)

Senior Vice President
Title

Rosemary Francavilla   04/11/0202
Signature   Date

10/2019